SUMMARY ADVERTISEMENT AS PUBLISHED IN THE WALL STREET JOURNAL ON JANUARY 6, 2004
                                                               EXHIBIT (A)(5)(B)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated January 6, 2004, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

                      NOTICE OF OFFER TO PURCHASE FOR CASH

                     ALL OUTSTANDING SHARES OF COMMON STOCK

                                       OF

                           ESPERION THERAPEUTICS, INC.

                                       AT

                                $35.00 PER SHARE

                                       BY

                             ENZO ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF

                                   PFIZER INC.

      Enzo Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Pfizer Inc., a Delaware corporation ("Parent"), is offering to purchase all the outstanding shares of common stock, par value $0.001 per share, of Esperion Therapeutics, Inc., a Delaware corporation ("Esperion" or the "Company"), including all associated Rights (the "Shares"), at a purchase price of $35.00 per Share, net to the seller in cash, (the "Offer Price"), on the terms and subject to the conditions set forth in the Offer to Purchase, dated January 6, 2004 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). The term "Rights" means the rights issued pursuant to the Rights Agreement by and between Esperion and StockTrans, Inc. dated as of April 18, 2003. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 19, 2003 (the "Merger Agreement"), by and among Parent, Purchaser and Esperion. Tendering stockholders who have Shares registered in their names and who tender directly to EquiServe Trust (the "Depositary") will not be charged brokerage fees or commissions or, except as set forth in Instruction 6 to the Letter of Transmittal for the Offer, transfer taxes on the sale of the Shares in the Offer. A stockholder who holds Shares through a broker, dealer, bank, trust company or other nominee should consult with such institution to determine whether it will charge any service fees for tendering such Shares. Purchaser will pay all charges and expenses of the Depositary, Lazard Freres & Co. LLC, which is acting as the Dealer Manager, and Morrow & Co., Inc., which is acting as the information agent (the "Information Agent"), incurred in connection with the Offer.

      THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, FEBRUARY 4, 2004, UNLESS THE OFFER IS EXTENDED.

      The Offer is conditioned on, among other things, there being validly tendered and not withdrawn, at least a number of Shares that, together with the Shares then beneficially owned by Parent, or any wholly owned subsidiary of Parent (including Purchaser) represents a majority of the Shares outstanding on a fully-diluted basis (the "Minimum Condition"). The Offer is also subject to other conditions described in the Offer to Purchase.

      The purpose of the Offer and Merger is to enable Parent to acquire the entire equity interest in, and thus control of, Esperion. The Offer, as the first step in the acquisition of Esperion, is intended to facilitate the acquisition of all of the outstanding Shares or, if fewer than all of the outstanding Shares are tendered in the Offer and not withdrawn prior to the Expiration Date (as defined below), such lesser number of Shares, subject to the Minimum Condition.

Parent will effect the merger of Purchaser with and into Esperion (the "Merger"), with Esperion surviving the Merger as a wholly owned subsidiary of Parent, following the successful completion of the Offer and the satisfaction of certain conditions set forth in the Merger Agreement, including adoption of the Merger Agreement by the majority of Esperion's stockholders under Delaware law (if required). If Purchaser successfully completes the Offer, it will hold a sufficient number of Shares to ensure the requisite adoption of the Merger Agreement to complete the Merger. In addition, if, following the successful completion of the Offer, Purchaser owns at least 90% of the outstanding Shares, Purchaser and Parent will not be required to obtain stockholder approval to complete the Merger. The purpose of the Merger is for Parent to acquire any and all outstanding Shares that are not tendered in the Offer and accepted for payment by Purchaser in the Offer.

      For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn prior to the Expiration Date as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares. On the terms of and subject to the conditions to the Offer, payment for Shares that are accepted for payment in the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for stockholders tendering Shares for the purpose of receiving payment from Purchaser and transmitting such payment to tendering stockholders. Under no circumstances will interest on the purchase price of Shares be paid by Purchaser because of any delay in paying for any Shares. Payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or a timely Book-Entry Confirmation (as defined in the Offer to Purchase), (ii) the Letter of Transmittal (or a facsimile copy of
it), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined in Section 2 (Procedures for Tendering Shares of Company Common Stock in the Offer) of the Offer to Purchase) in lieu of the Letter of Transmittal and
(iii) all other documents required by the Letter of Transmittal.

      Pursuant to the terms of the Merger Agreement, if, on any date as of which the Offer is scheduled to expire, any condition to the Offer has not been satisfied or waived, Purchaser may, without the consent of the Company (i) extend the Offer beyond the initial Expiration Date for a time period reasonably necessary to permit such condition(s) to be satisfied, (ii) extend the Offer for any period required by any rule, regulation or interpretation of the Securities and Exchange Commission (the "SEC"), or the staff thereof, applicable to the Offer or (iii) extend (or re-extend) the Offer for an aggregate period of three to 20 business days beyond the latest applicable date that would otherwise be permitted under clause (i) or (ii) of this sentence, if, as of such date, all of the conditions to Purchaser's obligations to accept Shares for payment are satisfied or waived, but the number of Shares validly tendered and not withdrawn pursuant to the Offer equals less than 90% of the outstanding Shares. Purchaser may, without the consent of the Company, extend the Offer in accordance with Rule 14d-11 under the Exchange Act. In addition, the Offer Price may be increased and the Offer may be extended to the extent required by law in connection with such increase, in each case without the consent of the Company. If Purchaser decides to extend the Offer or provide for a subsequent offering period, Purchaser will make a public announcement to that effect on the next business day after the previously scheduled Expiration Date. The term "Expiration Date" means Midnight, New York City time, on February 4, 2004, unless and until Purchaser extends the period of time during which the Offer is open in accordance with the terms of the Merger Agreement, in which event the term "Expiration Date" will mean the latest time at which the Offer, as so extended by Purchaser, will expire.

      Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date (except during a subsequent offering period) and may also be withdrawn at any time after February 4, 2004, unless accepted for payment on or before that date as provided in the Offer to Purchase. During a subsequent offering period, tendering stockholders will not have withdrawal rights. Tenders of Shares in the Offer are irrevocable. For a withdrawal of Shares previously tendered in the Offer to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses listed on the back cover of the Offer to Purchase, specifying the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an eligible institution, any and all signatures on the notice of withdrawal must be guaranteed by an eligible institution. If Shares have been tendered pursuant to the book-entry transfer procedures, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures. None of Purchaser, Parent, Esperion, the Depositary,
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the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

      The receipt of cash in exchange for Shares pursuant to the Offer, the Merger or upon the exercise of appraisal rights will be taxable for United States federal income tax purposes. Upon a stockholders' receipt of cash, the stockholder will generally recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and the stockholder's adjusted tax basis in the Shares sold or exchanged. Gain or loss must be determined separately for each block of Shares exchanged (for example, Shares acquired at the same cost in a single transaction). Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, as of the date of the sale or exchange, the stockholder has held the Shares for more than one year. Certain limitations apply to a stockholder's use of capital losses. Stockholders are urged to consult with their own tax advisors with respect to the particular tax consequences to them of the Offer, the Merger and the exercise of appraisal rights, including, federal, state, local, foreign and other tax consequences. For a more complete description see Section 5 (Certain Material United States Federal Income Tax Consequences) of the Offer to Purchase.

      Esperion's board of directors has unanimously recommended that the holders of the Shares accept the Offer and tender their Shares in the Offer.

      The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

      The Company has provided the Purchaser with its stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials are being mailed to record holders of Shares whose names appear on the stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names appear, or whose nominees appear, on the stockholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

      The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

      Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent at the address and telephone number below and will be furnished promptly at Purchaser's expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Depositary, Dealer Manager and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

                     THE INFORMATION AGENT FOR THE OFFER IS:

                               MORROW & CO., INC.

              You may obtain information regarding the Tender Offer
                     from the Information Agent as follows:

                           445 Park Avenue, 5th Floor
                            New York, New York 10022
                                 (212) 754-8000

             BANKS AND BROKERAGE FIRMS, PLEASE CALL: (800) 654-2468
                   STOCKHOLDERS CALL TOLL FREE: (800) 607-0088

                      THE DEALER MANAGER FOR THE OFFER IS:

                                  [LAZARD LOGO]

                             Lazard Freres & Co. LLC
                              30 Rockefeller Plaza
                            New York, New York 10020